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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               (AMENDMENT NO. 16)

                                  NORTEK, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share

                 Special Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    65655910

                                 (CUSIP NUMBER)
                                    COPY TO:

Richard L. Bready                                   Douglass N. Ellis, Jr., Esq.
c/o Nortek, Inc.                                    Ropes & Gray
50 Kennedy Plaza                                    One International Place
Providence, RI  02903                               Boston, MA  02110
(401) 751-1600                                      (617) 951-7000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               September 16, 2002

            (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSPIP NO. 65655910                SCHEDULE 13D

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Richard L. Bready

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /
                                                                      (b)  / /

3.        SEC USE ONLY

4.        SOURCE OF FUNDS

          Not Applicable

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    / /


6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

NUMBER OF                  7.      SOLE VOTING POWER
SHARES
BENEFICIALLY                       408,150 - Common Stock
OWNED BY                           1,588,697- Special Common Stock
 EACH
REPORTING                  8.      SHARED VOTING POWER
PERSON
 WITH                              236,800 - Common Stock
                                   46,263 - Special Common Stock

                           9.      SOLE DISPOSITIVE POWER

                                   408,150 - Common Stock
                                   1,588,697- Special Common Stock

                           10.     SHARED DISPOSITIVE POWER

                                   236,800 - Common Stock
                                   46,263 - Special Common Stock


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CUSPIP NO. 65655910                SCHEDULE 13D


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          408,150 - Common Stock
          1,588,697- Special Common Stock

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   /X/

          The amount set forth in Row (11) excludes 236,800 shares of Common Stock and 46,263 shares of Special Common Stock held in various benefit plans of the Issuer for which the Reporting Person disclaims beneficial ownership.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.1% of Common Stock, including Special Common Stock.
          92.2% of Special Common Stock

14.       TYPE OF REPORTING PERSON

          IN


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     The class of equity securities to which the Statement on Schedule 13D
(the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock"), and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of Nortek, Inc., a Delaware corporation (the "Issuer"). The Statement on Schedule 13D is hereby amended and supplemented with respect to the items set forth below.

ITEM 4.  PURPOSE OF TRANSACTION.

     On September 16, 2002, the Issuer, Nortek Holdings, Inc. ("Nortek Holdings"), a wholly owned subsidiary of the Issuer, and K Holdings, Inc. ("K Holdings"), an affiliate of Kelso & Company, L.P. ("Kelso"), entered into Amendment No 1. ("the Recapitalization Amendment") to the Recapitalization Agreement dated June 20, 2002 by and among the same parties. The Recapitalization Agreement provides that all publicly owned outstanding shares of capital stock of the Issuer, with the exception of some shares owned by certain members of management, will be acquired for $46.00 per share in cash (the "Transaction"). The Recapitalization Amendment incorporates changes related principally to the ownership structure and the nomination and election of the board of directors of Nortek following the recapitalization. The description of the Transaction is qualified in its entirety by reference to the Recapitalization Agreement, the Senior Secured Credit Facility Commitment Letter dated May 31, 2002 by and between Nortek, Fleet Capital Corporation and Fleet Securities, Inc., and the Bridge Facility Commitment Letter dated June 20, 2002 by and between Kelso, UBS AG, Stamford Branch, and UBS Warburg LLC, copies of which were previously filed as exhibits to Amendment No. 15 to this Statement and are incorporated herein by reference, and to the Recapitalization Amendment, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a-b) As of September 16, 2002, the Reporting Person directly owned (x) 1,588,697 shares of Special Common Stock, including 1,215,515 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options, and (y) 408,150 shares of Common Stock, including 150,000 such shares that the Reporting Person has a right to acquire pursuant to certain vested employee stock options. These shares represent 16.1% of all outstanding shares, if the shares of Common Stock and Special Common Stock are taken as a group, and 92.2% of the shares of Special Common Stock. The Reporting Person has both sole voting and dispositive power with respect to these shares.

         Various defined benefit pension plans of the Issuer and certain of its subsidiaries held 236,800 shares of Common Stock and 46,263 shares of Special Common Stock as of September 16, 2002. Under the provisions of the trust agreement governing these benefit pension plans, authorized representatives of the Issuer may instruct the trustee of such plans regarding the acquisition and disposition of plan assets and the voting of securities held by the trust relating to such pension plans. While the Reporting Person is one of these authorized representatives, the Reporting Person disclaims beneficial ownership of the shares held by these benefit pension plans.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


     The Reporting Person has entered into a Voting Agreement dated June 20, 2002 with the Issuer and K Holdings pursuant to which the Reporting Person has agreed, subject to the terms of such agreement, to vote all of his Common Stock and Special Common Stock in favor of the Transaction and in favor of any actions required in furtherance thereof. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which was previously filed as an exhibit to Amendment No. 15 to this Statement and is incorporated herein by reference.


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     The Reporting Person has also entered into an Exchange Agreement dated June
20, 2002 (the "Exchange Agreement") with the Issuer, Nortek Holdings and K Holdings pursuant to which the Reporting Person has agreed to sell his interest in 373,182 shares of Special Common Stock and exchange the remainder of his shares and stock options for shares and stock options of Nortek Holdings in connection with the Transaction. On September 16, 2002, the Reporting Person entered into Amendment No.1 to the Exchange Agreement (the "Exchange
Amendment"). The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, a copy of which was previously filed as an exhibit to Amendment No. 15 to this Statement and is incorporated herein by reference, and the Exchange Amendment, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Amendment No. 1 dated September 16, 2002 to the Agreement and Plan of Recapitalization dated June 20, 2002 by and between Nortek, Inc., Nortek Holdings, Inc., a wholly-owned subsidiary of Nortek, Inc., and K Holdings, Inc., an affiliate of Kelso & Company, L.P.

         2. Amendment No. 1 dated September 16, 2002 to the Exchange Agreement dated June 20, 2002 by and between Nortek, Inc., Nortek Holdings, Inc., a wholly-owned subsidiary of Nortek, Inc., K Holdings, Inc., an affiliate of Kelso & Company, L.P., and Richard L. Bready.


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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 2002



                                       /s/ Richard L. Bready
                                       ------------------------------
                                           Richard L. Bready




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